UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the presentation materials related to the First Quarter 2011 Results of UBS AG, which appear immediately following this page.

First quarter 2011 results First quarter 2011 results April 26, 2011

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for first quarter 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

1Q11 highlights 1 Own credit on financial liabilities designated at fair value CHF 1.8 billion net profit attributable to shareholders Diluted EPS CHF 0.47; return on equity 15.5% Over CHF 20 billion net new money for the Group; CHF 11.1 billion for Wealth Management CHF 1.0 billion pre-tax profit excluding own credit1 for the Investment Bank CHF 1.8 billion FICC revenues; significant contribution from credit trading Tier 1 capital ratio increased to 17.9% and core tier 1 capital ratio to 15.6% (Basel 2) Balance sheet down 2%; risk-weighted assets increased 2% to CHF 203 billion Wealth Management revenues up 7% on increased client activity and higher interest income Wealth Management gross margin improved to 98 basis points CHF 111 million pre-tax profit for Wealth Management Americas

1Q11 - performance by business division 1 Own credit on financial liabilities designated at fair value 2 Operating profit from continuing operations before tax

Net profit attributable to shareholders 1Q11 vs. 4Q10 4Q10 Own credit1 Tax expense / (benefit) 1Q11 Personnel expenses Non-controlling interests Credit loss expenses Operating income excluding own credit and credit losses Non- personnel expenses 1 Own credit on financial liabilities designated at fair value (CHF million)

1Q11 operating expenses Higher personnel expenses more than offset reduced litigation provisions Personnel costs comparable to 1Q10 levels 1Q11 personnel expenses include CHF 467 million related to the amortization of bonus awards granted in prior periods Annual salary increases (effective 1 March) will have a greater impact in 2Q11 Non-personnel costs decreased 21% Litigation provision charges decreased to CHF 107 million from CHF 270 million 4Q10 included a CHF 40 million charge to reimburse the Swiss Government for costs incurred in connection with the US cross-border matter Lower professional fees and marketing costs Lower depreciation of IT equipment 1 Adjustment items excluded from expenses as reported: 1Q10: personnel restructuring charges CHF 21 million 2Q10: personnel restructuring charges CHF 8 million credit, non-personnel restructuring charges CHF 127 million, UK Bank Payroll Tax CHF 242 million 3Q10: personnel restructuring charges CHF 1 million credit, non-personnel restructuring charges CHF 3 million credit 4Q10: personnel restructuring charges CHF 13 million credit, non-personnel restructuring charges CHF 8 million credit, UK Bank Payroll Tax CHF 42 million credit 1Q11: personnel restructuring charges CHF 4 million credit, non-personnel restructuring charges CHF 10 million credit Operating expenses (adjusted)1 (21%) 15% (CHF million) 2%

Changes to reporting - effective 1Q111 Income lines split into interest, fees, trading and other income Comparison with the prior year quarter Total litigation provision charges shown separately 1 Refer to the "Accounting and reporting structure changes" section and "Note 1 Basis of accounting" in the "Financial information" section of UBS's 1Q11 for the full list of reporting changes and additional information Corporate Center section re-introduced in MD&A Certain commodities businesses moved from Equities to FICC Risk management premium charges fully allocated to IBD Additional information on loans and customer deposits WM&SB, WMA WM&SB, WMA IB IB IB CC Notes to the financial statements

(CHF million) Wealth Management Operating income and pre-tax profit Pre-tax profit increased 40% on higher income and lower expenses Net new money Quarterly average Operating income up 7% on improved client activity and higher interest income Reported costs down 4% mainly due to lower G&A expenses 4Q10 included CHF 40 million charge to reimburse the Swiss Government for costs incurred in connection with the US cross-border matter 4Q10 included a CHF 40 million litigation provision Client advisors increased by 22 to 4,194 CHF 11.1 billion net new money Positive NNM in all regions except Europe Gross outflows have stabilized (CHF billion)

Wealth Management - revenues Revenues up 7% on higher interest income and increased client activity Interest Fees excluding transaction-based fees Trading Other income 13% 3% 10% 1Q11 vs 4Q10 (CHF million) Invested assets (CHF billion) 18% Transaction-based fees

Wealth Management - gross margin1 (bps) 1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes valuation adjustments on a property fund of CHF 17 million in 2Q10, CHF 28 million in 1Q10, CHF 155 million in FY09 and CHF 9 million in FY08 Mandates The proportion of assets invested in mandates increased slightly Pricing Pricing realization and price grid realignment efforts continued Brokerage Brokerage revenues increased due to higher client activity Lending Significant increase in loan volume Interest +2 bps Fees +3 bps Trading +1 bp Significant improvement in the quarter

4 Wealth Management - invested assets and NNM by region1 31.3.11 invested assets CHF 791 billion 1 Invested assets and net new money based on client domicile 2 Includes Western Europe and all other countries not covered elsewhere 3 LatAm, Middle East & Africa and Central & Eastern Europe 4 UHNW clients are those with more than CHF 50 million in investable assets (whether or not booked at UBS) 1Q11 net new money CHF 11.1 billion 308 173 171 139 316 Europe2 Asia Pacific Switzerland Emerging markets3 o/w UHNW4 (0.5) 4.1 5.3 2.2 7.5

Retail & Corporate (CHF million) Stable profits, low credit loss expenses Operating income up 4% as lower credit loss expenses offset lower revenues Revenues down 2% as lower interest income was partly offset by higher transactional fees Credit loss expenses totaled CHF 7 million compared with CHF 63 million in 4Q10 Higher costs mainly due to higher personnel expenses Operating income and pre-tax profit Revenues (CHF million)

Retail & Corporate - loan portfolio Over 70% of loans outstanding are secured by residential mortgages Loans, gross (31.3.11) Loans secured by residential property (31.3.11) 100% = CHF 136 billion 1 This distribution shows the loans in the respective LTV buckets. For example, a CHF 1 million mortgage with LTV = 80% is fully allocated to the "LTV >60-80%" bucket 2 This distribution shows the exposure along the LTV buckets. For example, a CHF 1 million mortgage with LTV= 80% will have its exposure proportionally allocated to respective buckets, e.g. CHF 0.75 million to the "<60%" bucket and CHF 0.25 million to the ">60-80%" bucket > 90% > 80% - 90% > 60% - 80% < 60% Distribution of loans along LTV1 Distribution of exposure fraction2 along LTV 1 > 80% > 60% - 80% < 60% > 90% of the fractional exposure in buckets with LTV < 60% > 90% of loans with LTV < 80%

Wealth Management Americas Operating income down 2% (up 2% in USD terms) as currency effects offset higher fee and commission income Operating expenses decreased 12% (9% in USD terms), mainly due to lower litigation provisions Financial advisor attrition near historical lows CHF 3.6 billion net new money CHF 7.8 billion NNM including dividends and interest 'Same store'1 NNM improved; positive for the fifth consecutive quarter 1 Financial advisors with UBS for more than 12 months (CHF billion) Operating income and pre-tax profit Pre-tax profit of CHF 111 million (CHF million) Net new money

Wealth Management Americas - operating income Currency effects offset increase in underlying USD fee & commission income CHF million USD million Interest Fees Commissions Trading Other income & CLE YoY (1%) YoY +13% QoQ +2% QoQ (2%)

Wealth Management Americas - financial advisor productivity Improved financial advisor productivity in US dollar terms Revenue per FA, annualized (thousand) Invested assets per FA (million)

Global Asset Management Operating income decreased 8% Net management fees decreased primarily in A&Q, Global Real Estate and Fund Services Performance fees decreased by CHF 19 million compared with a very strong 4Q10 Operating expenses down, mainly due to lower personnel expenses CHF 5.6 billion net new money Highest level of NNM since 4Q06 NNM inflows principally to Equities (CHF million) Net new money (CHF billion) Strong net new money Operating income and pre-tax profit 1 Includes alternative assets managed by Global Investment Solutions 1

Investment Bank CHF 1 billion pre-tax profit excluding own credit1 1 Own credit on financial liabilities designated at fair value (CHF 133 million charge in 1Q11) Operating income excluding own credit1 Pre-tax profit and cost / income ratio (CHF million) Pre-tax profit excluding own credit1 Pre-tax profit (as reported) Cost / income ratio excluding own credit1 Cost / income ratio (as reported)

Equities revenues (vs. 1Q10) Cash: strong performance in Asia Pacific and the US partially offset by lower revenues in Europe, Middle East and Africa Derivatives: Derivatives revenues decreased slightly despite a stronger performance in Asia Pacific; 1Q11 does not include commodities revenues now reported under FICC Equity-linked revenues saw lower revenues in all regions against a strong 1Q10 Prime services: Prime brokerage revenues were up as higher client balances more than offset spread contraction ETD commissions were down, partly offset by higher financing revenues Other: positive revenues from a number of items including improved proprietary trading revenues Increase in cash and prime services revenues partly offset by lower derivatives revenues (CHF million)

FICC revenues (vs. 1Q10) Macro: FX revenues marginally down on lower client activity Good results in non-linear rates were offset by a decline in linear rates due to market uncertainty and poor liquidity Credit: very strong quarter as structured credit and flow trading saw a return in flow volumes and client business in Europe and the US Emerging markets: revenues declined as instability in the Middle East and North Africa which impacted liquidity globally and client activity Other: Includes commodities Strong gains from residual risk positions in 1Q10 not seen in 1Q11 Strong credit revenues; macro disappointed (CHF million)

Investment banking revenues (vs. 1Q10) Advisory: revenues increased 31% versus a market fee pool increase of 21% Capital markets: Equities: revenues declined 33% due to lower participation in IPO's and follow-ons FICC: revenues virtually unchanged Other: Risk management charges fully allocated to IBD starting 1Q11 Overall UBS fee based market share1 decreased compared with 1Q10 (3.4% from 4.1%) M&A: 5.0% (5.5%) ECM: 3.5% (4.0%) DCM: 3.1% (4.5%) Strong advisory results more than offset by lower equity capital markets revenues 1 Source: Dealogic as of 19 April 2011 (CHF million)

The revaluation of our option to buy the SNB StabFund contributed CHF 192 million in 1Q11 Option fair value CHF 1.9 billion (USD 2.1 billion) on 31.3.11 Net income from treasury activities decreased from the prior quarter Operating expenses not allocated to the business divisions totaled CHF 46 million Corporate Center Revaluation of UBS's option to buy the SNB StabFund: contribution to UBS results (CHF million) Pre-tax profit of CHF 116 million

Capital position - Basel 2 Basel 2 risk-weighted assets increased CHF 4.5 billion to CHF 203.4 billion as at 31.3.11 USD 500 million hybrid tier 1 instrument with first call date in June 20111 31.3.11 tier 1 capital and tier 1 ratio already reflect redemption (CHF billion) CHF 1.4 billion of core tier 1 capital accretion in 1Q11 Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) 1 First call date 26 June 2011; redemption subject to FINMA approval

Capital position - Basel 2.5 Basel 2.5 RWAs of CHF 279 billion for the Group Basel 2.5 tier 1 capital of CHF 35.2 billion Tier 1 deduction of CHF 1.2 billion due to additional deduction for low-rated securitization exposures Pro-forma Basel 2.5 tier 1 ratio of 12.6% on 31.3.11 VaR (7) Stressed VaR 30 IRC1 32 CRM2 12 Securitizations3 9 1 Incremental risk charge 2 Comprehensive risk measurement 3 Includes re-securitizations

Movements in IFRS equity

Appendix

Invested assets Wealth Management Wealth Management Americas Global Asset Management Retail & Corporate

31.3.11 BIS regulatory capital (Basel 2) 1 Includes CHF 0.6 billion due to changes in deduction items, CHF 0.3 billion due to other tier 1 changes, partly offset by CHF 0.4 billion changes in own share related components 2 Includes CHF 0.6 billion due to changes in deduction items, CHF 0.5 billion related to the USD 500 million hybrid tier 1 instrument callable 26.6.11 (redemption subject to FINMA approval), CHF 0.1 billion due to other tier 1 changes, partly offset by CHF 0.4 billion changes in own share related components 3 31.3.11 IFRS deferred tax assets on net operating losses of CHF 8,602 million; 31.3.11 deferred pension expenses CHF 3,240 million Tier 1 capital BIS RWA Tier 1 ratio 31.83 (CHF billion) 31.12.10 Net P&L attributable to shareholders Own credit (not eligible for capital) Other incl. FX Change in RWAs 17.8% 35.3 1.8 0.1 (0.8) 198.9 Core tier 1 capital Core tier 1 ratio 30.4 1.8 0.1 (0.5) 15.6% 36.43 17.9% 203.4 4.5 15.3% 1 2

Hybrid tier 1 instruments outstanding1 1 All UBS hybrid tier 1 instruments are subject to phasing out for BIS tier 1 capital recognition purpose (10% per annum starting 1 January 2013) under Basel 3 2 Fixed rate until call date, floating rate coupon payment thereafter 3 If instrument called at first call date, last coupon payment in 2Q11 4 Retail Trust Preferred Securities callable monthly since June 2008 Approximately CHF 200 million of dividends due in 2Q11 not accrued for at 31.3.11

125% coverage CHF 68 billion surplus CHF 116 billion collateral surplus Asset funding - 31 March 2011 Assets Liabilities and equity Cash, CBs, due from banks 43 Loans 267 Trading portfolio assets 236 Cash collateral on securities borrowed and reverse repurchase agreements 220 Other assets (incl. net RVs)1 104 Due to banks 34 Customer deposits 335 Demand deposits 132 Fiduciary deposits 31 Time deposits 66 Retail savings / deposits 106 Trading portfolio liabilities 55 Money market paper issued 55 Total equity 52 Other liabilities1 127 Cash collateral on securities lent and repurchase agreements 104 Financial investments available-for-sale 71 Bonds and notes issued 179 Financial liabilities designated at fair value2 103 Held at amortized cost 76 1 Including cash collateral on derivative transactions 2 Including compound debt instruments - OTC (CHF billion)

Balance sheet development 1 Including cash collateral on derivative transactions 2 Including financial liabilities designated at fair value 3 Percentages based on total balance sheet size excluding negative replacement values (CHF billion) Total excl. PRVs CHF 933 billion Assets Liabilities and equity Total excl. NRVs CHF 942 billion (CHF billion) 2,3 3 1 1

Exposure to monoline insurers, by rating [1]

(USD billion)	Notional amount[3]	Fair value of underlying assets	Fair value of CDSs prior to CVA	Credit valuation adjustment as of 31.3.11	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	0.7	0.2	0.5	0.4	0.1
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	0.7	0.2	0.5	0.4	0.1
Credit protection on other assets[2]	11.3	9.6[4]	1.7	0.6	1.2
of which: from monolines rated investment grade (BBB and above)	2.3	2.1	0.2	0.0	0.2
of which: from monolines rated sub-investment grade (BB and below)	9.0	7.5	1.5	0.5	1.0
Total 31.3.11	12.0	9.8	2.2	0.9	1.3
Total 31.12.10	11.9	9.2	2.7	1.1	1.6

- Based on fair values, 72% of the remaining assets were collateralized loan obligations, the vast majority of which were rated AA and above
- Continued improvement in the fair value of the underlying assets contributed to the reduction in CVA levels in combination with a general tightening of monoline credit spreads

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Includes USD 6.2 billion (CHF 5.7 billion) at fair value / USD 5.8 billion (CHF 5.3 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 1Q11 report for more information

UBS
31

Student loan auction rate securities (USD million) US student loan auction rate securities Carrying value as of 31.12.10 9,784 1 Includes USD 4.5 billion (CHF 4.1 billion) at carrying value of student loan auction rate securities (SL ARS) that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 1Q11 report for more information Carrying value as of 31.3.11 9,6681 Inventory Inventory + buyback commitment 1Q09 - 1Q11 (USD billion) Par value of maximum required purchase as of 31.3.11 9 Par value of maximum required purchase as of 31.12.10 63 Client holdings

Reclassified assets 31.3.11 (CHF billion) Monoline protected assets US student loan and municipal auction rate securities US reference linked notes Leveraged finance 5.3 4.4 0.4 0.4 0.7 Ratio of carrying to notional value 87% 89% 80% 77% 83% Carrying value 5.7 4.2 0.4 0.4 0.8 Fair value 6.1 5.0 0.5 0.5 0.9 Notional value Other assets CMBS interest-only strips Total (excluding CMBS interest-only strips) 0.3 11.3 11.6 86% 0.4 11.5 11.9 13.1 Total reclassified assets 13.1

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title Director
Date: April 26, 2011